UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated February 24, 2017

Item 1

Bogota D.C., February 24, 2017

Grupo Aval S.A. informs that as a result of the termination and liquidation agreement signed by Agencia Nacional de Infraestructura (ANI) and Concesionaria Ruta del Sol (CRDS) pursuant to which the parties agreed to the early termination of Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol, Episol S.A.S., a 100% affiliate of Corficolombiana, has conducted an impairment analysis on its investment in CRDS. This analysis evidenced the need to register an impairment adjustment with effect in the results of Episol and Corficolombiana in the amount of Ps.102,275 million (US$34 million approx.). The impairment adjustment will be reflected in Episol and Corficolombiana’s income statement of the second semester of 2016. Corficolombiana’s total income for 2016 will amount to Ps.308,455 million (US$103 million approx.) after this adjustment.

The effect of the foregoing in Grupo Aval’s income accrues to nearly Ps$45.000 million (US$15 million approx.), representing approximately 2% of the company’s expected total annual income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel